Via Facsimile and U.S. Mail
Mail Stop 4720

October 8, 2009

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

Re: Principal Financial Group, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed February 18, 2009
        Definitive Proxy Statement
        Filed on April 8, 2009
        File Number: 001-16725

Dear Mr. Lillis:

        We have completed our review of your above referenced filings and have no further comments at this time.

        With respect to your 2010 proxy statement, please refer to the guidance provided in our comment letter dated September 25, 2009.

                                Sincerely,

                                Jeffrey Riedler
                                Assistant Director